  Item 3.

BUENOS AIRES, August 12, 2018
Bolsa de Comercio de Buenos Aires	Notice: CPSA-GG-N-0442/19-AL
Subject: Information set forth by Section 63 of Buenos Aires Stock Exchange Regulations

Ladies and Gentlemen,

Pursuant to the section mentioned above, we inform that on August 12, 2019, the Board of Directors of Central Puerto S.A. approved the financial statements and other documents for the period ended June 30, 2019. Moreover, it acknowledged the corresponding reports by the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing; we inform the following:

1.
Income (loss) for the six-month period ended June 30, 2019:

ARS 000
Income(loss) for the period
attributable to shareholders of the Company	2,538,352
attributable to non-controlling shareholding	160,597
Total income(loss) for the period- Income	2,698,949

Avda. Tomás A. Edison 2701- C1104BAB- City of Buenos Aires- Argentina
Telephone (5411) 43175000 – Fax (5411) 43175099

2.
Other comprehensive income for the six-month period ended June 30, 2019:

ARS 000
Other comprehensive income for the period	-
attributable to shareholders of the Company	-
attributable to non-controlling shareholding	-
Total of other comprehensive income for the period- Income	-

3.
Total comprehensive income for the six-month period ended June 30, 2019:

ARS 000
Net comprehensive income for the period
attributable to shareholders of the Company	2,538,352
attributable to non-controlling shareholding	160,597
Total net comprehensive income for the period- Income	2,698,949

4.
Statement of shareholders’ equity details divided in items and amount as at June 30, 2019:

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	14,344,934
Statutory Reserve	1,892,764
Voluntary Reserve	21,982,212
Retained earnings	-
Income (loss) for the period	2,538,352
Non-controlling interests	880,872
Total	43,153,156

attributable to shareholders of the Company	42,272,284
attributable to non-controlling shareholding	880,872

Avda. Tomás A. Edison 2701- C1104BAB- City of Buenos Aires- Argentina
Telephone (5411) 43175000 – Fax (5411) 43175099

5.
Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (hereinafter, “OPER”), Hidroneuquén S.A. (hereinafter, “HNQ”) and Sociedad Argentina de Energía S.A. (hereinafter, “SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that the Central Puerto’s shares are under public offering and it are listed in the Buenos Aires Stock Exchange (hereinafter, “BCBA”) and in the New York Stock Exchange (hereinafter, “NYSE”). Therefore, shareholdings may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.
Avda. Tomás A. Edison 2701- C1104BAB- City of Buenos Aires- Argentina
Telephone (5411) 43175000 – Fax (5411) 43175099

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